

Dividend for 2004 financial year

The Annual General Meeting of Roche Shareholders voted on 28 February 2005 to distribute an ordinary dividend of CHF 2.00 gross per share and non-voting equity security *(Genussschein)* for the 2004 financial year. This amounts to a net dividend of CHF 1.30 after *deducting the 35% withholding tax* due on the distribution.

The ordinary dividend will be payable, free of charges, starting Thursday, 3 March 2005 on presentation of **Coupon # 4** at UBS AG, Basel and Zurich, Credit Suisse First Boston/Credit Suisse, Zurich, any Swiss branch of these banks or our Basel offices.

Basel, 1 March 2005
Roche Holding Ltd




05006221

Media Release


Roche


RECD S.E.C.
MAR 2 - 2005
1086

Basel, 28 February, 2005

US approves Pegasys and Copegus as first hepatitis C treatment for HIV patients

Pegasys combination therapy offers new hope against a leading cause of death in patients with HIV

Roche announced today that the U.S. Food and Drug Administration (FDA) has approved Pegasys and Copegus for the treatment of chronic hepatitis C in patients co-infected with hepatitis C and HIV. This Pegasys combination therapy is effective in leading to a sustained virological response (SVR, indicative of a cure), providing a compelling reason to consider treatment in this previously undertreated patient group. Pegasys combination therapy is now the first and only regimen approved in the US for hepatitis C treatment in patients with HIV. Hepatitis C has become the most frequent cause of liver disease in HIV patients, and in some regions, may be a leading cause of death.

"Roche is proud to have delivered the ground breaking research work that has led to the approval of Pegasys (peginterferon alfa-2a (40KD)) and Copegus (ribavirin) for the treatment of chronic hepatitis C in patients with HIV-HCV co-infection in the US, and recently in Europe. Pegasys and Copegus bring a much needed treatment option for patients with both HCV and HIV, a devastating disease combination." said William M. Burns, CEO of Roche's Pharmaceutical Division. "Roche has a strong heritage of developing anti-viral medications and the recent approvals worldwide further reinforce our commitment to finding innovative solutions for hepatitis patients."

Co-infection has emerged as a major public health concern with data suggesting that globally about 30% of HIV-infected patients are co-infected with HCV. Hepatitis C and HIV are the two most prevalent blood-borne infections in the United States.

"For the first time, the 300,000 Americans who are co-infected with hepatitis C and HIV have an approved hepatitis C treatment option. This is a very important advance for the HIV community," said Jeffrey Smith, Director, Clinical Research, American Foundation for AIDS Research (amfAR). "Hepatitis C has become one of the leading killers of people with HIV because the disease progresses much more quickly to liver failure in people who are co-infected with HIV."

Pegasys is a highly effective hepatitis medication which has become the most prescribed hepatitis C medication in the US. It was approved in 2002 by the FDA for use alone and in combination with Copegus for the treatment of adults with chronic hepatitis C. This new FDA approval for Pegasys follows a recent flurry of approvals by the European Commission including treatment of chronic hepatitis C in patients co-infected with hepatitis C and HIV, the treatment of hepatitis C patients with persistently 'normal' liver enzymes, as well as several approvals worldwide for Pegasys in the treatment of chronic hepatitis B. Additional milestones are expected for this leading hepatitis treatment throughout 2005.

The study on which the approval has been granted

The FDA and recent European Commission approval of Pegasys combination therapy for the treatment of HCV-HIV co-infected patients are based on results from the AIDS Pegasys Ribavirin International CO-infection Trial(APRICOT), the largest-ever study evaluating chronic hepatitis C treatment in patients co-infected with HIV and HCV. APRICOT is one of six Pegasys studies published in *The New England Journal of Medicine*[1].

According to Dr. Francesca Torriani, Associate Professor of Medicine, Antiviral Research Centre, University of California and the lead author of the APRICOT study, "It is clearly important that we successfully treat these patients as we now know that, in HIV-HCV co-infected patients, liver disease due to hepatitis C is the leading cause of death and hospitalization. With so much improvement in patient's quality of life and survival thanks to potent antiretroviral therapy, the HIV community and providers don't want to see those benefits disappear by the emergence of fatal liver disease."

APRICOT Results

Investigators randomized 868 patients from 19 countries into APRICOT. Patients co-infected with HIV-HCV were randomized to receive either Pegasys 180 mcg once weekly plus Copegus 800 mg daily; Pegasys 180 mcg monotherapy once weekly (plus placebo), or conventional interferon

alfa-2a (Roferon A) 3MIU three times a week in combination with Copegus 800 mg daily, all for 48 weeks.

The key results of APRICOT were:

- 40% of patients treated with Pegasys plus ribavirin achieved a sustained virological response (SVR, which is indicative of a cure) compared with 20% of patients treated with Pegasys monotherapy and 12% of patients treated with conventional interferon/ribavirin.
- Genotype 1 patients, those with the most difficult to treat type of the virus, treated with Pegasys plus ribavirin achieved a four-fold increase in SVR compared with conventional interferon/ribavirin (29% vs 7%).
- 62% of genotype 2/3 patients treated with Pegasys plus ribavirin combination therapy achieved an SVR compared to 20% with conventional interferon/ribavirin.
- Pegasys plus ribavirin therapy effectively treated hepatitis C in patients with HIV-HCV co-infection being compatible with antiviral treatment and had a positive effect on the virological control of HIV infection.
- In APRICOT, treatment with Pegasys plus ribavirin was associated with the greatest overall histological improvement, even in patients who do not achieve an SVR.

About Pegasys

Pegasys, the market leader worldwide in hepatitis C therapy, provides significant benefit over conventional combination interferon therapy in HCV patients of all genotypes. The benefits of Pegasys are derived from its large 40 kilodalton (KD) branched-chain polyethylene glycol (PEG) construction, which allows for sustained drug levels over the course of a full week. Pegasys also distributes more readily to the liver (the primary site of infection) than conventional interferon. Pegasys is the only pegylated interferon available as a ready-to-administer solution. Each weekly subcutaneous injection contains 180 mcg of pegylated interferon alfa-2a (40KD), which is the approved dose for all patients, regardless of body weight.

Roche in Virology

Roche is committed to the field of virology, having introduced effective treatments for hepatitis C as well as having a range of medications for HIV. Roche introduced Roferon-A, followed by Pegasys in hepatitis C and now Pegasys is demonstrating similar superior efficacy over conventional interferon in hepatitis B. Roche also has its own brand of ribavirin, Copegus, to be used in conjunction with Roferon- A or Pegasys for HCV. Since 1986, Roche has been at the forefront of groundbreaking research and development of new drugs and technologies for care of patients with HIV. Medications developed by Roche for HIV include Fortovase and Invirase (two

formulations of saquinavir), administered in combination with ritonavir, and Viracept (nelfinavir). Most recently, Roche introduced Fuzeon (enfuvirtide), the world's first HIV fusion inhibitor and the first innovation in HIV treatment since 1996. Roche manufactures HIV, HBV and HCV diagnostic systems under the tradename AMPLICOR to detect the presence of, and quantity of HIV RNA, HCV RNA, or HBV DNA in a person's blood.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information:

About Roche: www.roche.com

About Hepatitis C: www.health-kiosk.ch/start_heps

Roche in HIV: www.roche-hiv.com

Media Office contacts

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp

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[1] Torriani FJ et al. Peginterferon Alfa-2a plus Ribavirin for Chronic Hepatitis c Virus Infection in HIV-Infected Patients. N Engl. J Med. 2204;351(5): 438-450.

Media release


Roche


RECD S.E.C.
MAR 2 - 2005
1086

Basel, 28 February 2005

Roche increases dividend by 21 percent

Annual General Meeting approves eighteenth consecutive annual dividend increase – Board members Humer, Hoffmann and Bell re-elected for another four years

The Annual General Meeting of Roche was held in Basel today. It was attended by 565 shareholders representing 144,885,040, or 90.55 percent, of a total of 160,000,000 shares. All the proposals put forward by the Board of Directors were adopted. The Meeting approved the 2004 annual report and financial statements and authorised payment of an annual dividend for 2004 of 2 Swiss francs (gross) per share and non-voting equity security, an increase of 21% percent over the previous year. This is Roche's eighteenth consecutive dividend increase. Franz B. Humer, John Bell and André Hoffmann were re-elected to the Board for further four-year terms.

In his address to shareholders, Chairman and CEO Franz B. Humer summed up the year as follows: 'We achieved, and in some cases even exceeded, our ambitious goals for the year. We reported the highest operating profit in Roche's history, launched two breakthrough anticancer medicines and intensified the focus on our core capabilities. Thanks to a very strong operating performance and the gain from the sale of our consumer health business, net income more than doubled, reaching 6.6 billion Swiss francs.
These achievements benefit customers, employees and shareholders alike. Over the last three years Roche's market value has increased by more than 10 billion Swiss francs. During this period the return on Roche securities, including price appreciation and dividend yields, has outperformed the average return delivered by peer pharmaceuticals and diagnostics companies by about 30%. We expect sales in both divisions to continue to grow faster than the market this year.'

In addition to Roche's results for 2004, this year's Annual General Meeting focused on the Basel research organisation. René Imhof, Head of Pharma Research at Roche Basel, emphasised the importance of Group headquarters for Roche as a whole: 'Basel is a very attractive location for the Group, whether it be for research, development or production. Roche Basel has also proved that it

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
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can compete successfully with other Roche pharmaceutical research centres worldwide. We are currently working here on over 50 projects in metabolic and vascular diseases and diseases of the central nervous system. Moreover, around 200 of the roughly 1,200 researchers at Roche Basel also perform global functions for all of the Group's research sites.'

A good example of the company's successful research activities in Basel is the Roche Center for Medical Genomics (formerly the Basel Institute for Immunology) and its work on personalised medicine. Klaus Lindpaintner, Head of the Center, explained the significance of this line of research at the Meeting: 'Personalised medicine studies the ways in which individuals respond to medicines and the reasons why responses vary from person to person. Our research into the genomic differences between individuals here in Basel will help us tailor our drugs better to the needs of specific patient populations. This means that, in future, we will be able to offer more targeted, effective treatment options, thereby creating added value for patients. And, last but not least, we will also be helping to make healthcare delivery as a whole more cost-efficient.'

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Additional information

- Annual Report 2004: www.roche.com/fig_annualrep_2004.htm

Media Office contacts

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp